February 14, 2008

Mail Stop 3561

James J. Patterson
Senior Vice President and Chief Financial Officer
Schawk, Inc.
1695 River Road
Des Plaines, IL 60018

RE: Schawk, Inc.
        File No. 001-09335
        Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Patterson:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Michael Fay
                                        Branch Chief